Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

	For the Year Ended December 31,					Pro Forma 2010
	2006	2007	2008	2009	2010
Earnings:
Net earnings	$19,935	$35,135	$72,272	$24,986	$37,551	$28,331
Provision for income taxes	10,733	19,515	44,585	23,995	13,440	10,282
Amortization of capitalized interest	419	786	1,751	1,508	1,122	1,122
Fixed charges excluding interest capitalized	1,362	1,385	2,607	4,657	9,133	21,821

Total	32,449	56,821	121,215	55,146	61,246	61,556

Fixed Charges:
Interest expense (gross of interest income)	1,254	1,261	2,488	4,349	7,514	19,212
Amortization of deferred financing expense	—	—	—	235	1,544	2,534
Interest capitalized	2,797	4,021	2,232	—	736	1,046
Interest component of rental expense	108	124	119	73	75	75

Total	4,159	5,406	4,839	4,657	9,869	22,867

Ratio of Earnings to Fixed Charges	7.8	10.5	25.0	11.8	6.2	2.7